P.O. Box 30013
Raleigh, NC 27622
Telephone: 919.783.4603
Fax: 919.783.4535
E-mail: roselyn.bar@martinmarietta.com
Roselyn R. Bar
Senior Vice President, General Counsel and Secretary
February 2, 2009
Mr. H. Roger Schwall
Mr. Donald F. Delaney
Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:      Martin Marietta Materials, Inc.
Dear Messrs. Schwall and Delaney:
On behalf of Martin Marietta Materials, Inc. (the “Company”), we respond to the comments of the Staff of the Commission contained in your letter dated January 15, 2009 with respect to the Company’s Schedule 14A filed April 22, 2008 (the “Schedule 14A”). The Company’s responses to the Staff’s comments are set forth below under “Response” and correspond to the numbered comments in the Staff’s letter, which are also included below.
We would like to point out that both in the Company’s reviewed filings and in our attached responses, the Company has provided information related to management’s sensitivity analysis that management believes is helpful to the reader and makes more transparent the financial statements of the Company, but is not indicative of management’s judgment as to the materiality of such information.
COMMENTS AND RESPONSES
Schedule 14A Filed April 22, 2008
Annual Bonus Compensation, page 25
1.
Noting your response to prior comment 8, we again refer you to that comment. If you determine that the required disclosure would cause you competitive harm, Instruction 4 to Item 402(b) of Regulation S-K requires you to “discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.” We may have additional comments after you provide responsive disclosure.

RESPONSE TO COMMENT 1:

The Company duly notes Instruction 4 to Item 402(b) of Regulation S-K and acknowledges that, in future filings required to include disclosure of executive compensation pursuant to Item 402 of Regulation S-K, to the extent that the Company does not disclose individualized target levels or goals that constitute confidential trade secrets or confidential commercial or financial information, in accordance with that Instruction the Company undertakes to include a discussion as to how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors. The Company anticipates that its proxy materials in connection with its 2009 annual meeting of shareholders will be filed with the Commission in April 2009.

In accordance with the Staff’s comments in your letter dated January 15, 2009, the Company hereby states the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing; (2) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please let us know if you need any further information or if you would like to discuss any of these matters further. You can contact me directly at 919.783.4603.
Very truly yours,
/s/ Roselyn R. Bar
Roselyn R. Bar

Cc:	Tracey L. McNeil Timothy S. Levenberg